                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1998

                                      or

               [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                For the Transition Period From ______ to ______

                         Commission File Number 1-7476

                      AmSouth Bancorporation Thrift Plan
                              AmSouth-Sonat Tower
                            1900 Fifth Avenue North
                          Birmingham, Alabama  35203
               ------------------------------------------------
                 (Full title of plan and the address of plan)

                            AmSouth Bancorporation
                              AmSouth-Sonat Tower
                            1900 Fifth Avenue North
                          Birmingham, Alabama  35203
     ---------------------------------------------------------------------
      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                      AmSouth Bancorporation Thrift Plan

                             Financial Statements
                          and Supplemental Schedules
                             (Modified Cash Basis)

                               December 31, 1998
                      with Report of Independent Auditors

                      AmSouth Bancorporation Thrift Plan

                             Financial Statements
                          and Supplemental Schedules
                             (Modified Cash Basis)

                               December 31, 1998



                                   Contents

Report of Independent Auditors...................................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits (Modified Cash Basis)............   2
Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)..   3
Notes to Financial Statements....................................................   4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.......................   9
Line 27d - Schedule of Reportable Transactions...................................  11

                        Report of Independent Auditors

AmSouth Bancorporation

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of AmSouth Bancorporation Thrift Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, on the basis of accounting described in
Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 17, 1999

                                                                             TX1

                      AmSouth Bancorporation Thrift Plan

                Statements of Net Assets Available for Benefits
                             (Modified Cash Basis)

                                                       December 31
                                                  1998             1997
                                           ----------------------------------
Assets
Investments, at fair value:
 Cash and cash equivalents                   $     4,948,847   $    3,348,150
 U.S. government securities                                            55,687
 Corporate common stock                           83,481,661       62,296,419
 AmSouth mutual funds                             66,899,423       62,652,140
 Pooled bond funds                                12,380,520       10,748,710
Guaranteed investment contracts, at
  contract value                                  20,282,115       20,505,132
                                           ----------------------------------
 Total investments                               187,992,566      159,606,238

Interest and dividends receivable                    326,964          824,764
                                           ----------------------------------
Net assets available for benefits               $188,319,530     $160,431,002
                                           ==================================

See accompanying notes.

                                                                             TX2

                      AmSouth Bancorporation Thrift Plan

                      Statement of Changes in Net Assets
                            Available for Benefits
                             (Modified Cash Basis)

                                                                December 31
                                                                   1998
                                                            -----------------
Additions:
 Company contributions                                           $  6,466,305
 Contributions from participants - pre-tax                          8,564,671
 Contributions from participants - after-tax                          873,878
 Interest and dividend income                                       7,957,356
                                                            -----------------
                                                                   23,862,210
Deductions:
 Payments to participants                                          17,561,260
                                                            -----------------
                                                                    6,300,950
Net realized and unrealized appreciation
 in fair value of investments                                      21,587,578
                                                            -----------------
Net additions                                                      27,888,528
Net assets available for benefits at
 beginning of year                                                160,431,002
                                                            -----------------
Net assets available for benefits at end
 of year                                                         $188,319,530
                                                            =================

See accompanying notes.

                                                                             TX3

                      AmSouth Bancorporation Thrift Plan

                         Notes to Financial Statements
                               December 31, 1998

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of AmSouth Bancorporation Thrift Plan (the Plan) have been prepared on the modified cash basis of accounting, which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and marketable securities are recorded as stated below. All other transactions are recorded on the cash basis.

Investment Valuation

Marketable securities are stated at fair value. Securities which are traded on a national securities exchange or in the over-the-counter market are valued at the last reported sales price on the last business day of the year. Investments for which no sale was reported on that date are valued at the last reported sales price. Guaranteed investment contracts are valued at contract value, plus accrued interest, as determined by the insurance companies holding the investment contracts.

Guaranteed investment contracts are included in the financial statements at contract value, because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield rate was approximately 6.4% in 1998. The average crediting interest rate ranged from 5.67% to 7.47% for 1998.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


                                                                             TX4

                      AmSouth Bancorporation Thrift Plan

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more detailed description of the Plan's provisions.

General

The Plan is a controlled group defined contribution plan. The plan provides benefits for substantially all employees of the following affiliates of AmSouth Bancorporation (collectively, the Company):

     AmSouth Bancorporation (parent company)
     AmSouth Bank
     AmSouth Investment Services, Inc.
     AmSouth Leasing Corporation
     AmSouth Capital Corporation
     AmSouth Finance Corporation

Contributions

Effective January 1, 1996, the Plan was amended to increase the maximum participant contribution through payroll deduction to 15% of salary on a pre-tax and/or after-tax basis. Post-1995 contributions are matched by the Company at the rate of 100% of each participant's pretax deferrals and 50% of each participant's after-tax contributions. The maximum Company match was increased to 6% of participant's compensation. Post-1995 matching contributions are invested exclusively in the AmSouth Stock Fund. If the participant elects pre-tax deferrals and after-tax contributions, all pre-tax deferrals will be matched first and then after-tax contributions for a combined maximum of 6% of participant's compensation. All post-1995 participant contributions and post-1995 matching contributions become 100% vested upon contribution. Contributions in excess of 6% are not matched.

Benefits under the Plan are based on individual account balances.

Plan Termination

In the event of termination of the Plan, the net assets of the Plan, after payment of all taxes and expenses, shall be distributed based upon the participants' individual account balances in either an annuity or an alternative benefit method determined by the Plan Administrator.

                                                                             TX5

                      AmSouth Bancorporation Thrift Plan

3.   Investment Information

The Plan provides for participant directed investment programs in various types of investment funds. The changes in net assets available for benefits for these investment funds for the year ended December 31, 1998 are as follows:

                                                                          Participant  Directed
                                     ---------------------------------------------------------------------
                                       Fixed                    AmSouth                Regional    Equity         Non-
                                       Income       Equity       Stock      Balanced    Equity     Income     Participant
                                        Fund         Fund        Fund        Fund        Fund       Fund        Directed    Total
                                     -----------------------------------------------------------------------------------------------
Additions:
Company contributions                $         -  $         -  $ 6,466,305 $         - $        -  $        - $      -  $  6,466,305
Contributions from participants
 pre-tax                               1,965,935    2,862,001    1,897,143   1,095,350    478,606     265,636        -     8,564,671
Contributions from participants
 after-tax                               377,520      189,923      153,657     115,275     21,244      16,259        -       873,878
Interest and dividend income                   -    4,931,317    1,101,081   1,662,778    155,356     102,381    4,443     7,957,356
Net realized and unrealized
 appreciation (depreciation) in fair
 value of investments                  2,182,048    2,394,753   17,000,717     231,528   (328,828)    107,429      (69)   21,587,578
                                     -----------------------------------------------------------------------------------------------
                                       4,525,503   10,377,994   26,618,903   3,104,931    326,378     491,705    4,374    45,449,788


Deductions:
Distributions                          3,984,566    5,526,159    6,270,564   1,209,227    232,515     247,357   90,872    17,561,260
Interfund transfers                    2,870,204   (2,987,823)      58,414    (241,700)  (486,530)    787,435        -             -
                                     -----------------------------------------------------------------------------------------------
Net increase (decrease)                3,411,141    1,864,012   20,406,753   1,654,004   (392,667)  1,031,783  (86,498)   27,888,528
Net assets available for benefits at
 beginning of year                    34,205,593   43,958,000   63,381,261  14,403,008  2,816,703   1,541,782  124,655   160,431,002
                                     -----------------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                         $37,616,734  $45,822,012  $83,788,014 $16,057,012 $2,424,036  $2,573,565 $ 38,157  $188,319,530
                                     ===============================================================================================

                      AmSouth Bancorporation Thrift Plan

3.   Investment Information (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                  1998             1997
                                                 ----------------------------
AmSouth Equity Fund                              $45,822,012     $43,875,304
AmSouth Balanced Fund                             16,057,012      14,383,642
AmSouth Collective Investment Trust
  Stable Principal Fund                           12,380,520      10,748,710
AmSouth Bancorporation common stock               83,481,661      62,296,419

4.   Transactions with Parties-in-Interest

The Plan provides for participant directed investment programs in proprietary mutual funds of the Plan sponsor.

During the year ended December 31, 1998, the Plan purchased $1,000,000 of the AmSouth-Stable Principal Fund and sold $0 of the same fund.

During the year ended December 31, 1998, the Plan purchased $8,475,265 of the AmSouth-Equity Fund and sold $8,883,685 of the same fund.

During the year ended December 31, 1998, the Plan purchased $4,026,247 of the AmSouth-Balanced Fund and sold $2,584,107 of the same fund.

During the year ended December 31, 1998, the Plan purchased $1,208,870 of the AmSouth-Regional Equity Fund and sold $1,268,583 of the same fund.

During the year ended December 31, 1998, the Plan purchased $1,849,320 of the AmSouth-Equity Income Fund and sold $920,715 of the same fund.

During the year ended December 31, 1998, the Plan purchased $1,795 of the AmSouth-Bond Fund and sold $20,481 of the same fund.

                      AmSouth Bancorporation Thrift Plan

4.   Transactions with Parties-in-Interest (continued)

During the year ended December 31, 1998, the Plan purchased $64,353 of the AmSouth-Prime Obligation Fund and sold $66,109 of the same fund.

During the year ended December 31, 1998, the Thrift Plan purchased $6,938,625 of the AmSouth-Stock Fund and sold $427,963 of the same. The Thrift Plan also distributed shares with a carrying value of $1,095,952.

The Company pays for all legal, accounting and other services.

Rockhaven Asset Management, Inc. (Rockhaven) is the investment manager for the AmSouth Equity Income Fund. Rockhaven is 50% owned by AmSouth Bank.

5.   Income Tax Status

The Internal Revenue Service ruled on June 5, 1996 the Plan qualifies under
Section 401(a) of the Internal Revenue Code and, therefore, the related trust is not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. The Plan Administrator is not aware of any Plan amendment or course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

6.   Year 2000 (Unaudited)

The plan sponsor, AmSouth Bancorporation (AmSouth), is in the process of preparing its computer systems and applications for the Year 2000. This process involves modifying or replacing certain hardware and software maintained by AmSouth as well as communicating with external service providers to ensure that they are taking appropriate action to remedy any Year 2000 issues. Integrated systems testing and modifications for critical systems were substantially complete prior to December 31, 1998. Non-critical systems are expected to be Year 2000 compliant and in operation in 1999. AmSouth expects all third-party mission critical systems to be fully implemented by June 30, 1999. However, there can be no guarantee that the systems of other companies on which AmSouth's systems rely will be timely converted and would not have an adverse impact on AmSouth's systems. While AmSouth presently believes that its Year 2000 plans will mitigate the Year 2000 issue, if such modifications and conversions are not made, or are not completed in a timely way, the Year 2000 issue could have an impact on AmSouth's operations.

                            Supplemental Schedules

                      AmSouth Bancorporation Thrift Plan
                               (Plan Number 002)
                  (Employer Identification Number 63-0591257)

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

  Identity of Issue, Borrower,                            Description of                                         Current
    Lessor, or Similar Party                                Investment                               Cost         Value
---------------------------------------------------------------------------------------------------------------------------
Pooled bond fund:
*AmSouth Bank                      Collective Investment Trust Stable Principal Fund              $10,289,146   $12,380,520

Guaranteed investment contracts:
State Mutual Life Assurance Co.    Guaranteed Interest Contract @ 7.00% due 4/19/99                 1,927,223     1,927,223
Life Insurance Co. of Virginia     Guaranteed Interest Contract #GS2789 @ 7.07% due 4/22/99         2,055,284     2,055,284
Metropolitan Life Ins. Co.         Guaranteed Interest Contract #20130 @ 6.42% due 9/30/00          2,021,251     2,021,251
Hartford Life Ins. Co.             Guaranteed Interest Contract #GA30005 @ 6.35% due 1/31/00        2,104,873     2,104,873
Transamerica Occidental Life       Guaranteed Interest Contract #51396 @ 6.31% due 12/29/00         1,000,335     1,000,335
Ohio National Life Ins. Co.        Guaranteed Interest Contract #GA 5851 @ 7.47% due 4/15/02        1,052,657     1,052,657
Ohio National Life Ins. Co.        Guaranteed Interest Contract #GA 5850 @ 7.41% due 12/31/01       1,052,238     1,052,238
Safeco Life Insurance Co.          Guaranteed Interest Contract #LP1060432 @ 6.28% due 10/01/02     1,014,281     1,014,281
New York Life Insurance Co.        Guaranteed Interest Contract #30588 @ 6.36% due 6/29/01          2,049,486     2,049,486
Businessmen's Assurance Co.        Guaranteed Interest Contract #1269 @ 6.01% due 6/29/01           1,004,487     1,004,487
SunAmerica                         Guaranteed Interest Contract #4087 @ 6.00% due 7/15/02           1,000,000     1,000,000
Protective Life Insurance Co.      Guaranteed Interest Contract #1451 @ 6.00% due 9/14/01           2,000,000     2,000,000
A/G Life Insurance Co.             Guaranteed Interest Contract #1029 @ 5.67% due 11/20/03          2,000,000     2,000,000
                                                                                                  -------------------------
                                                                                                   20,282,115    20,282,115

* Party-in-interest

                      AmSouth Bancorporation Thrift Plan
                               (Plan Number 002)
                  (Employer Identification Number 63-0591257)

    Line 27a - Schedule of Assets Held for Investment Purposes (continued)

                               December 31, 1998

  Identity of Issue, Borrower,           Description of                          Current
   Lessor, or Similar Party                Investment              Cost           Value

-------------------------------------------------------------------------------------------
Common stock:
*AmSouth Bancorporation            Corporate Common Stock         24,154,981     83,481,661

Mutual funds:
*AmSouth Bank                      Equity Fund                    37,058,591     45,822,012
                                   Bond Fund                          22,403         22,798
                                   Equity Income Fund              2,470,236      2,573,565
                                   Balanced Fund                  14,674,276     16,057,012
                                   Regional Equity Fund            2,519,392      2,424,036
                                                                ---------------------------
                                                                  56,744,898     66,899,423
Cash and cash equivalents:
*AmSouth Bank                      Cash and Money Market Fund      4,948,847      4,948,847
                                                                ---------------------------

                                                                $116,419,987   $187,992,566
                                                                ===========================

* Party-in-interest

                      AmSouth Bancorporation Thrift Plan
                               (Plan Number 002)
                  (Employer Identification Number 63-0591257)

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                                                                  Current Value
  Identity of Party    Description of     Purchase     Selling                     of Asset on       Net Gain
      Involved             Asset           Price        Price    Cost of Asset   Transaction Date    or (Loss)
--------------------------------------------------------------------------------------------------------------
Category (iii)- Series of transactions in excess of 5% of plan assets:
---------------------------------------------------------------------

AmSouth Bank            Equity Fund     $8,475,265   $        -    $8,475,265       $8,475,265
                                                 -    8,883,685     6,706,569        8,883,685     $ 2,177,116



There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1998.

Note:  Lease rental and expense incurred with transaction are not applicable.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   AMSOUTH BANCORPORATION THRIFT PLAN

                                   AMSOUTH BANK, AS TRUSTEE



Date: 6/25/99                      By: /s/Katherine W. Davidson
      -------                          -------------------------
                                       Katherine W. Davidson
                                       Senior Vice President

                                 EXHIBIT INDEX

EXHIBIT
   NO                    EXHIBIT
-------                  -------

   23                    Consent of Ernst & Young LLP